PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL
TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com



20 November 2003

03037825

**Pearson plc**
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File number: 82-4019



Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Press Releases –
   ***28 October – Pearson VUE signs testing agreement with Sun Microsystems***
   ***6 November – Recoletos Grupo de Comunicacion SA proposal for dividend distribution***
   ***6 November – Pearson wins driver testing contract for Gt Britain and Northern Ireland***
   ***7 November – Pearson Education acquires Scholar Inc…..***
   ***11 November – FT.com expands 'Lex Live' service***
   ***13 November – Recoletos Interim results Third Quarter of 2003***

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours



S. Jones

dlw 12/4

Stephen Jones
**Deputy Company Secretary**

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

# Press releases

28 October 2003

**Pearson VUE Signs Testing Agreement with Sun Microsystems**

*Pearson VUE Continues to Lead Academic Market*

BLOOMINGTON, Minn. - Pearson VUE, the electronic testing business of Pearson Education, today announced that it has signed a two-year contract with Sun Microsystems, Inc. to provide computer-based test delivery of Sun Microsystems certification exams in association with the Sun Academic Initiative. Selected Sun exams are now available in the Pearson VUE network of over 3,400 Pearson VUE™ Authorized Centers around the world for delivery to participants of the Sun Academic Initiative - www.sunacademic.com.

The Sun Academic Initiative is a philanthropic program designed by Sun Microsystems as a way to share Sun's training content with non-profit academic and research institutions. Through this program, qualifying institutions become Authorized Sun Education Centers, allowing these institutions to provide selected courses to help prepare students for the certifying exams in Sun technologies. Additionally, students can obtain free access to selected online courses and substantial price discounts on certification exams through this initiative.

"When we considered Pearson's strength in the academic market and Pearson VUE's expansive network of academic test centers, our choice was clear," said Dave Nelson, senior director, Sun Academic Initiative for Sun Microsystems. "We feel Pearson VUE's market development capabilities will be of tremendous value in our academic program development."

"We are very pleased that Sun Microsystems chose Pearson VUE as its testing solution partner for the certification component of its SAI program. Our company has the largest academic testing channel in the world and our experience and presence in the market will significantly benefit the SAI program," said Bob Whelan, Pearson VUE vice president and general manager.

Pearson VUE (www.pearsonvue.com) is the electronic testing business of Pearson Education, which in turn is part of Pearson (NYSE: PSO; LSE: PSON), the international media company. Pearson's primary operations also include the Financial Times Group and the Penguin Group.

Sun, Sun Microsystems and the Sun logo are trademarks or registered trademarks of Sun Microsystems, Inc. in the United States and other countries.

**Further information**

Pearson VUE
Katy Victor
Phone +1.952.681.3000

→ search for more press releases

All Dates | All categories | Go

Top of page

search press releases: Go

# Press releases

print version

RELATED LINKS
Press release PDF

06 November 2003

## Recoletos Grupo De Comunicación S.A. proposal for dividend distribution

*Recoletos Grupo De Comunicación S.A. proposal for dividend distribution Recoletos the Spanish Media Company in which Pearson owns a 79% stake, has made the following announcement to the Madrid stock exchange:*

The Board of Directors of Recoletos Grupo de Comunicación S.A. has decided to call an Extraordinary Shareholders´ General Meeting to be held on December 17th 2003 (in the first call, or the day after in the second call, if necessary) in order to approve the following proposals for dividend distribution:

- An extraordinary dividend, amounting to 80,478,391 € charged to
  a) Voluntary Reserves - amounting to 65,000,000 € - and
  b) Share Premium Account - the remaining 15,478,391 € - .
  This would represent a gross payment of 0,6168 € per share, that could be distributed on December 29th 2003.
- An interim dividend of 50,000,000 € corresponding to financial year 2003. This would represent a gross payment of 0,3832 € per share, that could be distributed on December 29th 2003.

In case the Extraordinary Shareholders´ General Meeting approves the before mentioned proposals, Recoletos Grupo de Comunicación S.A. would proceed to distribute a gross amount of 1€ per share (as a result of adding the proposed extraordinary dividend and the amount charged to the dividend corresponding to the financial year 2003). The payment would take place on December 29 th 2003, being the beneficiaries all shareholders that are registered as such at closure of the market on December 26 th 2003.

Madrid, November 5th 2003 Recoletos Grupo de Comunicación S.A.

--> search for more press releases

All Dates All categories Go

Top of page

search press releases: Go

# Press releases



06 November 2003

**Pearson wins driver testing contract for Great Britain and Northern Ireland**

Pearson, the international media and education company, today announced that its professional testing business has been awarded a seven-year contract with the Driving Standards Agency (DSA) of Great Britain and the Driver and Vehicle Testing Agency (DVTA) of Northern Ireland.

Under the contract, Pearson Assessments & Testing will administer and process the results of the driving theory section of the driving licence examination, beginning in September 2004. Candidates will take the computerised theory test at more than 150 examination centres throughout England, Scotland, Wales and Northern Ireland.

Over 1.6 million theory tests are taken in the UK each year. Since 1996, new learner drivers have had to pass the driving theory test, which covers all aspects of driving theory relating to road safety and driver attitude, before booking their practical test. In January 2000 the pen and paper test was replaced by a multi-media computerised test. Since November 2002 the test has included a hazard perception section, with a selection of film clips showing real road scenes and potential hazards.

DSA's Chief Executive Gary Austin and DVTA's Chief Executive Stanley Duncan issued a joint statement which said "Our selection of Pearson to fulfil this important role reflects our confidence in Pearson's ability to meet our current and future needs, and to work collaboratively with us to advance our road safety mission."

Clive Hay-Smith, President of Pearson Assessments & Testing said: "DSA and DVTA are pioneers in computer-based testing. We are honoured to be entrusted with this contract and thrilled that they have recognized our investments and skills in online assessment."

**Notes**

- The Driving Standards Agency (DSA) is an executive agency of the Department for Transport, and is part of the Driver, Vehicle and Operator (DVO) group of organisations within the Department.
    - The Agency's aim is to promote road safety through improving driving standards, testing drivers and riders fairly and efficiently, maintaining the registers of Approved Driving Instructors and Large Goods Vehicle Instructors and supervising basic training for learner

motorcyclists.

- DSA achieved formal accreditation as an Investor in People in July 2000.

- It is one of the first Government Agencies to introduce an 'on-line' booking service at www.dsa.gov.uk

- Pearson Assessments and Testing is the professional and educational testing division of Pearson Education, the world's leading education company. Its customers include global corporations such as Microsoft, IBM, Cisco and Sun Microsystems as well as the US National Council of State Boards of Nursing and the National Association of Securities Dealers. Pearson also provides testing services for more than 20 US states and the US Department of Education. In the UK, Pearson is one of the major academic and vocational testing organizations through a partnership with Edexcel, a leading UK examinations board.

Pearson Education is in turn part of Pearson (LSE: PSON; NYSE: PSO), the international media company. Pearson's primary operations also include the Financial Times Group and the Penguin Group.

**Further information**

Luke Swanson / Charlotte Elston Pearson + 44 (0) 20 7010 2310

# Press releases



07 November 2003

## Pearson Education acquires Scholar INC., powerful web-based data management solution for K-12 U.S. education

Upper Saddle River, NJ - Pearson Education, the world's leading educational publisher (NYSE: PSO), has acquired Scholar Inc., which provides comprehensive data management tools and solutions designed specifically for the U.S. K-12 education market. The company's Scholar Suite web-based data management system allows schools, district and state administrators to work with student performance results from over 140 different tests, in compliance with federal mandates established by the No Child Left Behind Act of 2002.

NCLB has created a need for the processing of large amounts of data from a variety of sources, and the application of that data to make informed decisions and meet progress objectives. This acquisition increases Pearson Education's offering of powerful decision support tools. Scholar Suite possesses dynamic analytical capabilities that can combine and break down scores based on the parameters defined in NCLB for reporting adequate yearly progress.

Scholar Suite is an easy-to-use, web-based tool. School and district administrators have the ability to measure student improvement by a number of measures, including race and ethnic groups, special education status and English proficiency. Scholar Suite provides these reports at the state, district, school, classroom, and individual levels and across many different types of tests.

"NCLB requires that educators have access to data in order to improve instruction while demonstrating compliance with the legislation," said Steven Dowling, Executive Vice President, Pearson Education. "Scholar Suite provides us with a state-of-the-art tool that will help unleash the value of students', schools' and districts' information and help teachers, parents, students, principals and other administrators meet the educational goals they've set."

**About Pearson Education**

Educating 100 million people worldwide, Pearson Education is the global leader in educational publishing. With brands such as Pearson Scott Foresman, Pearson Prentice Hall, Pearson Digital Learning, and Pearson Educational Measurement, and products like Concert Instruction & Assessment, SASIxp, eMeasurement, DRA Online, Math Online Intervention, SuccessNET/interactive textbooks, and many others, Pearson Education provides quality content, assessment tools and educational services in all available media, spanning the learning curve from birth through college and beyond.

Pearson Education is part of Pearson (NYSE: PSO), the international media company. Pearson's primary operations also

include the Financial Times Group and the Penguin Group.

**About Scholar Inc.**

Scholar Inc. provides comprehensive web-based data management solutions for education that enable schools to assess student achievement, focus on results, and extend the scope of education beyond the brick and mortar walls of educational institutions.

**Further information**

Rod Granger
Pearson Education
212-782-3486
rod.granger@pearsoned.com

→ search for more press releases

All Dates | All categories | Go

▲ Top of page

search press releases: Go

About us | Investors | Media | People | Community | Site map

Media
Press releases
Press kit
Presentations
Company press offices
Media contacts

# Press releases

print version



11 November 2003

**FT.com expands 'Lex live' service**

Lex, the Financial Times's influential, agenda-setting business column is expanding its real-time 'Lex live' service on FT.com.

The Financial Times newspaper will continue to publish up to four Lex notes per day in each of its four regional editions of the newspaper (UK, Continental Europe, USA and Asia) but FT.com subscribers will receive up to 6 additional real-time notes every day, before they appear in print, giving subscribers an up to date analysis of global business and markets news and trends.

The Lex team will be strengthened, and Lex writer Thorold Barker has been appointed deputy editor of Lex. He will work with George Graham, Lex editor and the seven-strong Lex team in London and New York. Louise Lucas joins the Lex team, as the first dedicated Lex writer in Asia, and will be based in Tokyo.

An integrated marketing campaign will launch the expanded 'Lex live' service and will run for a fortnight from November 10. An above the line campaign - the first for the Lex brand - features poster advertising at seventeen London Underground stations around the City, and adverts in the FT newspaper and on FT.com. The campaign also has a strong direct marketing element, with and emails and screen savers targeted at the City audience.

Tracy Corrigan, editor of FT.com commented;

"Lex is the global business column that matters and, by expanding the Lex Live service and providing real-time comment and analysis on UK, European, US and Asian business and markets issues, we'll be offering FT.com subscribers unique, insightful and unmissable analysis throughout the global business day."

The Lex column was established in the 1930s by Hargreaves Parkinson, who went on to become the editor of the FT. Although the precise origin of the name is not known, it is thought that it may come from the Latin aphorism, De minimis non curat lex (the law is not concerned with trifles).

Lex boasts some distinguished alumni, including former FT editors, Sir Gordon Newton and Richard Lambert as well as Martin Taylor, former chief executive of Barclays Bank; John Gardiner, chairman of Tesco; John Makinson, chief executive and chairman of Penguin; and Nigel Lawson, chancellor under Margaret Thatcher.

**Notes**

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

- The Financial Times, one of the world's leading business newspapers, which is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 21 cities across the globe, has a daily circulation of over 480,000 and a readership of more than 1.6 million people worldwide.

- FT.com, the newspaper's internet partner, combines agenda-setting editorial with relevant financial data and discussion groups, as well as a broad range of business tools including the largest search function on the internet. FT.com has more than 65 million monthly page views and over 3.8 million unique monthly visitors.

- The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr, and Spain's leading business newspaper and website, Expansion and expansiondirecto.es. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.

- Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.

- FT Business which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.

- The Financial Times Group also has a stake in a number of joint ventures, including;
  - FTSE International, a joint venture with the London Stock Exchange.
  - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
  - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
  - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.

The FT Group is part of Pearson plc, the international media group.

**Further information**

London
Joanna Manning-Cooper: +44 (0) 207 873 4447
Alice Owen: +44 (0) 207 873 3829

Hong Kong
Katy Hemmings: 00852 2905 5535

→ search for more press releases

All Dates | All categories | Go

Top of page

search press releases: Go

RECOLETOS
Investor Relations

**INTERIM RESULTS**
**THIRD QUARTER OF 2003**
**(January – September)**
**RECOLETOS GRUPO DE COMUNICACIÓN S.A.**

With regard to the results of the first nine months of 2003, we highlight the following:

1. **Consolidated revenues** slightly up (+0.8%) compared to the third quarter of last year (9M02), to €173.36 million as **advertising revenues increase by 1.2%** (-3.0% excluding Argentina, Chile and Portugal) **and circulation revenues** fall by 1.8% (-3.1% underlying).
2. **Direct costs** and **central costs** increase (+5.4% and +5.2% respectively). On an underlying basis, excluding activities outside Spain, direct costs increase by 1.3%, in line with our target of maintaining cost growth below the Spanish inflation rate.
3. **EBITDA** on a consolidated basis decreases (17.1%) at € 32.93 million. **EBIT** amounts to € 25.12 million (-19.8%)
4. The reported **extraordinary result**[1] includes capital gains of € 46.89 million from the sale of our 30% stake in Unidad Editorial S.A. (Unedisa).
5. **Net Profit**[2] amounts to € 48.00 million (vs. € 44.14 million in 9M02).
6. The **net cash position** reaches € 324.74 million.

Comparing the third quarter of 2003 (July-Sept.) with the same quarter in 2002:

1. Revenues increase (1.5%) as advertising revenues increase by 3.5% and circulation revenues fall by 1.5%. Underlying revenues decrease by 2.4%.
2. Underlying direct costs increase by 1.3% and total costs (including central and direct costs) by 1.8%. This is mainly due to increased personnel and printing costs to underpin the quality of publications and content.
3. Profitability decreases: EBITDA (-27.7%), EBIT (-35.7%).
4. Recoletos main titles maintain their leadership despite difficult market conditions. *Marca´s* circulation has increased and the re-launch of *Expansión* has contributed to the stabilisation of its copy sales in the last weeks. As we reported previously, according to the last EGM[3] our main titles have increased their readership significantly (*Marca* +16,5%, *Expansión* +11,0%, *Telva* +15,6%, *Radio Marca* +11,1%).
5. Trading conditions remain difficult with a weak and erratic advertising market, which has deteriorated significantly in the months of July and August, showing growth in September.

[1] In 2002 the Extraordinary Result included the additional goodwill amortisation of €15.00 million corresponding to Argentina
[2] Net Profit before minorities, Net profit after minorities amounts to 47,69 mill € (vs. 43,69 mill € in 9M02)
[3] EGM "Encuesta General de Medios" compares audience/readership figures for the period October- May

## I. CONSOLIDATED PROFIT AND LOSS ACCOUNT

*Table 1: Consolidated Profit and Loss Account*

| Million € | 9M2003 | 9M2002 | Var. % |
|---|---|---|---|
| **Revenues** | **173.36** | **171.98** | **0.8** |
| Direct Costs | 130.03 | 123.32 | 5.4 |
| **Gross Profit** | **43.33** | **48.66** | **(10.9)** |
| Central Costs | 18.21 | 17.32 | 5.2 |
| **EBIT** | **25.12** | **31.34** | **(19.8)** |
| Interest Income (Expense) | 3.65 | 52.96 | -- |
| Goodwill Amortisation | (1.12) | (8.47) | -- |
| Associated Undertakings | 1.46 | (0.91) | -- |
| **Profit on Ordinary Activities** | **29.11** | **74.92** | **(61.1)** |
| Extraordinary Results | 46.77 | (14.79) | -- |
| **Profit before Taxes** | **75.88** | **60.14** | **26.2** |
| Income Taxes | (27.87) | (15.99) | 74.3 |
| Net Income | **48.00** | **44.14** | **8.7** |
| | | | |
| **Depreciation** | **7.81** | **8.40** | **(7.1)** |
| **EBITDA** | **32.93** | **39.75** | **(17.1)** |

Below we present the consolidated underlying P&L, which excludes our operations in Argentina, Chile, Portugal and Last Lap[4]:

*Table 2: Consolidated Profit and Loss Account "Underlying"**

| Million € | 9M2003 | 9M2002 | Var. % |
|---|---|---|---|
| **Revenues** | | | |
| Advertising | 63.81 | 65.79 | (3.0) |
| Circulation | 83.35 | 86.04 | (3.1) |
| Others | 15.22 | 14.26 | 6.7 |
| **Total Revenues** | **162.37** | **166.10** | **(2.2)** |
| Direct Costs | 116.15 | 114.68 | 1.3 |
| **Gross Profit** | **46.22** | **51.42** | **(10.1)** |
| Central Costs | 18.21 | 17.32 | 5.2 |
| **EBIT** | **28.01** | **34.10** | **(17.9)** |
| | | | |
| Depreciation | 7.67 | 8.27 | (7.2) |
| **EBITDA** | **35.68** | **42.36** | **(15.8)** |

**Excludes activities in Argentina, Chile and Portugal*

[4] Recoletos announced July 21st 2003 the acquisition of a 49% stake in Last Lap, company specialised in the organisation of sport events.

## II. MARGINS

The margins are as follows:

*Table 3: Margins*

| Million € | 9M2003 | 9M2002 |
|---|---|---|
| ***Consolidated:*** | | |
| Gross Profit / Revenues | 25.0 % | 28.3 % |
| EBITDA / Revenues | 19.0 % | 23.1 % |
| EBIT / Revenues | 14.5 % | 18.2 % |
| ***Consolidated "Underlying"***: | | |
| Gross Profit / Revenues | 28.5% | 31.0% |
| EBITDA / Revenues | 22.0% | 25.5% |
| EBIT / Revenues | 17.3% | 20.5% |

## III. OPERATING REVENUES

Total operating revenues amount to € 173.36 million, increasing by 0.8%.

a) The following table shows the consolidated operating revenues of Recoletos by source of income:

*Table 4: Operating Revenues*

| Million € | 9M2003 | 9M2002 | Var. % |
|---|---|---|---|
| Advertising | 70.53 | 69.69 | 1.2 |
| Circulation | 85.94 | 87.53 | (1.8) |
| Other revenues | 16.88 | 14.76 | 14.4 |
| **Total Revenues** | **173.36** | **171.98** | **0.8** |

Advertising revenues show an increase of 1.2% (down 3.0% on an underlying basis) with slight recovery in 3Q03, especially in September (in 1H03 advertising revenues grew by 0.5%). The advertising downturn continues to have the most severe impact on Business and Finance (+0.3%, underlying –12.9% vs. –14.4% in 1H03). Advertising revenues in Sports decrease by 1.3%, showing the same trend as in 1H03.

Growth in advertising revenues is also shown in Women´s interest (+11.7%), Medical (+5.8%) and Youth (+2.9%).

Circulation revenues decrease slightly by 1.8% due to lower sales of Expansion (-5.7%) and exceptional products, promotions and publications of the Sports division, while Marca´s circulation increases by 2.5%. Excluding activities outside Spain, circulation revenues at consolidated level decrease by 3.1%.

b) Looking at the revenues performance by content areas[5], Women´s Interest (+8.8%), Youth (+7.7%) and Health (+4.0%) show remarkable growth rates. Business and Finance benefits from the integration of our publications outside Spain (consolidated revenues +3.5%). Sports remains, with 58.8%, the largest contributor to group revenues.

[5] P&L accounts with regard to the several content areas are shown from Chapter VIII of this note.

*Table 5: Revenues by content areas*

| Million € | 9M2003 | *% of total* | 9M2002 | Var. % |
|---|---|---|---|---|
| Sports | 102.00 | *58.8* | 103.58 | (1.5) |
| Business & Finance | 44.22 | *25.5* | 42.74 | 3.5 |
| Women's Interest | 10.40 | *6.0* | 9.56 | 8.8 |
| Medical | 5.92 | *3.4* | 5.70 | 4.0 |
| Youth | 2.49 | *1.4* | 2.31 | 7.7 |
| Others | 8.33 | *4.9* | 8.09 | 2.9 |
| **Total Revenues** | **173.36** | ***100.0*** | **171.98** | **0.8** |

In Sports, advertising revenues (-1.3%) and circulation revenues (-3.3%) decrease. Copy sales of *Marca* have increased by 2.5% to an average daily circulation of 390,460. *Marca's* market share in the first eight months of 2003 is 47.5% (vs. 49.1% in January-August 2002. Source: AEDE).

Revenues from Business and Finance increase by 3.5% due to higher advertising (+0.3%) and circulation revenues (+5.8%). Excluding activities outside Spain, advertising revenues in Business and Finance decrease by 12.9% and circulation revenues by 3.5%. *Expansión* has an average daily circulation of 45,274 (-5.7%) in 9M03. It is worth noting the increase in circulation of the magazine *Actualidad Económica* of 2.2%, reaching average weekly circulation of 20,859.

Women's Interest shows advertising revenues increasing significantly (+11.7%), while circulation revenues decrease slightly (-0.2%). *Telva* magazine had an average monthly circulation of 160,835 in 9M03.

Medical and Youth show increasing advertising revenues (+5.8% and +2.9% respectively).

## IV. DIRECT COSTS

Consolidated Direct Costs increase by 5.4% and 1.3% excluding activities outside Spain. Costs corresponding to Raw materials – mainly newsprint – are down 11.4%. Personnel and printing costs increase by 13.3% and 18.9% respectively.

Direct costs decrease in underlying Business and Finance (-0.3%).

The breakdown of Direct Costs by content divisions is as follows:

*Table 6: Direct Costs by content divisions*

| Million € | 9M2003 | 9M2002 | Var. % |
|---|---|---|---|
| Sports | 65.78 | 64.44 | 2.1 |
| Business and Finance | 43.01 | 38.82 | 10.8 |
| Women's interest | 7.97 | 7.09 | 12.5 |
| Medical | 5.14 | 5.33 | (3.6) |
| Youth | 2.34 | 2.13 | 9.8 |
| Others | 5.79 | 5.51 | 5.1 |
| **Total Direct Costs** | **130.03** | **123.32** | **5.4** |

## V. CENTRAL COSTS

Central costs increase by 5.2% to € 18.21 million, mainly as a result of higher personnel costs (+8.0%), which make 54% of total central costs.

## VI. GROSS PROFIT

Gross profit by business areas show the following development:

*Table 7: Gross profit by business areas*

| Million € | 9M2003 | 9M2002 | Var. % |
|---|---|---|---|
| Sports | 36.22 | 39.14 | (7.5) |
| Business and Finance | 1.21 | 3.93 | (69.2) |
| Women's Interest | 2.43 | 2.47 | (1.6) |
| Medical | 0.78 | 0.37 | 113.8 |
| Youth | 0.15 | 0.18 | (17.4) |
| Others | 2.54 | 2.57 | (1.2) |
| **Total Gross Profit** | **43.33** | **48.66** | **(10.9)** |

*Note: Gross Profit= Revenues less Direct Costs. it does not include Central Costs*

Consolidated Gross profit decreases by 10.9%. The key developments are:

- Deterioration in Sports´ gross profit due mainly to decreased advertising revenues (which make 29% of the total revenues for this division) and lower circulation revenues (68% of total revenues).
- A decline in Business and Finance as a result of increasing costs.
- Deterioration in Women's Interest gross profit due to higher costs despite increasing advertising revenues.
- Gross profit in Medical improved, thanks to increasing revenues and lower costs.
- In Youth, gross profit has declined due to higher costs.

## VII. NET PROFIT

- Net profit[6] increases in the first nine months, to € 48.00 million. This includes capital gains amounting to € 46.89 million obtained from the sale of Recoletos´ 30% stake in Unidad Editorial S.A. (Unedisa).

## VIII. SPORTS

This business area shows decreased revenues due to the unfavourable comparison with 9M02, which saw increased advertising revenues and the sale of additional publications and promotions due to the exceptional sports calendar. *Marca* continues increasing its circulation (+2.5%) and readership[7] (+16.5%), with 2.4 million readers daily (market share of 57.3% in readership). *Marca´s* web page traffic reached in June 150 million page views.

For the first time, the sport division incorporates Last Lap[8], which is proportionally consolidated (49% share). Last Lap contributes with 0,60 mill € in revenues and 0,59 mill € in direct costs.

---

[6] Net Profit before minorities
[7] EGM "Encuesta General de Medios" measuring readership for the period October-May.
[8] The acquisition of a 49% stake in Last Lap was announced on July 21st 2003.

*Table 8: Results of the Sports Area*

| Million € | 9M2002 | 9M2001 | Var. % |
|---|---|---|---|
| **Revenues** | | | |
| Advertising | 29.82 | 30.21 | (1.3) |
| Circulation | 69.70 | 72.09 | (3.3) |
| Others | 2.47 | 1.28 | 93.9 |
| **Total Revenues** | **102.00** | **103.58** | **(1.5)** |
| Direct Costs | 65.78 | 64.44 | 2.1 |
| **Gross Profit** | **36.22** | **39.14** | **(7.5)** |
| **Gross Profit / Revenues** | **35.5%** | **37.8%** | |

**IX. BUSINESS AND FINANCE**

In Business and Finance revenues continue to be hit by the advertising downturn. Circulation revenues increase due to the integration of our activities in Portugal. Despite falling circulation of *Expansión* (-5.7%), readership[9] has increased by 11.0% reaching 131,000 readers daily (market share of 59.5%).

*Table 9: Results of Business and Finance Area*

| Million € | 9M2003 | 9M2002 | Var. % |
|---|---|---|---|
| **Revenues** | | | |
| Advertising | 25.24 | 25.15 | 0.3 |
| Circulation | 13.11 | 12.39 | 5.8 |
| Other | 5.88 | 5.21 | 12.8 |
| **Total Revenues** | **44.22** | **42.74** | **3.5** |
| Direct Costs | 43.01 | 38.82 | 10.8 |
| **Gross Profit** | **1.21** | **3.93** | **(69.2)** |
| **Gross Profit / Revenues** | **2.7%** | **9.2%** | |

*Table 10:Results of Business and Finance Area "underlying"*

| Million € | 9M2003 | 9M2002 | Var. % |
|---|---|---|---|
| **Revenues** | | | |
| Advertising | 18.51 | 21.26 | (12.9) |
| Circulation | 10.51 | 10.90 | (3.5) |
| Others | 4.82 | 4.68 | 2.9 |
| **Total Revenues** | **33.83** | **36.83** | **(8.1)** |
| Direct Costs | 29.72 | 29.80 | (0.3) |
| **Gross Profit** | **4.12** | **7.03** | **(41.4)** |
| Gross Profit / Revenues | 12.2% | 19.1% | |

*Excludes Argentina. Chile and Portugal*

[9] EGM for the period October-May

## X. WOMEN'S INTEREST

Women's Interest revenues increase significantly due to a remarkable performance in advertising. *Telva* reaches copy sales of 160,835 and increases its readership[10] by 15.6% (296,000).

*Table 11: Results of Women's Interest Area*

| Million € | 9M2003 | 9M2002 | Var. % |
|---|---|---|---|
| **Revenues** | | | |
| Advertising | 7.26 | 6.50 | 11.7 |
| Circulation | 2.99 | 3.00 | (0.2) |
| Others | 0.15 | 0.06 | 142.6 |
| **Total Revenues** | **10.40** | **9.56** | **8.8** |
| Direct Costs | 7.97 | 7.09 | 12.5 |
| **Gross Profit** | **2.43** | **2.47** | **(1.6)** |
| **Gross Profit / Revenues** | **23.3%** | **25.8%** | |

## XI. MEDICAL

This area has seen an increase in advertising revenues and margins reflecting cost control.

*Table 12: Results of Medical Area*

| Million € | 9M2003 | 9M2002 | Var. % |
|---|---|---|---|
| **Revenues** | | | |
| Advertising | 5.85 | 5.53 | 5.8 |
| Circulation | 0.05 | 0.05 | 0.0 |
| Other | 0.02 | 0.11 | – |
| **Total Revenues** | **5.92** | **5.70** | 4.0 |
| Direct Costs | 5.14 | 5.33 | (3.6) |
| **Gross Profit** | **0.78** | **0.37** | **113.8** |
| **Gross Profit / Revenues** | **13.2%** | **6.4%** | |

## XII. YOUTH

Despite increasing advertising revenues, an increase in costs causes a deterioration in gross profit.

*Table 13: Results of Youth Area*

| Million € | 9M2003 | 9M2002 | Var. % |
|---|---|---|---|
| **Revenues** | | | |
| Advertising | 2.37 | 2.30 | 2.9 |
| Circulation | 0.09 | 0.00 | – |
| Other | 0.03 | 0.01 | 213.7 |
| **Total Revenues** | **2.49** | **2.31** | **7.7** |
| Direct Costs | 2.34 | 2.13 | 9.8 |
| **Gross Profit** | **0.15** | **0.18** | **(17.4)** |
| **Gross Profit / Revenues** | **5.9%** | **7.8%** | |

[10] EGM "Encuesta General de Medios" for the period October-May

## XIII. CASH-FLOW

*Table 14: Cash-flow*

| Millions of € | 9M2003 | 9M2002 | Var. % |
|---|---|---|---|
| Net Income after Minority | **47.69** | **43.69** | **9.2** |
| Depreciation | 7.81 | 8.40 | (7.1) |
| Goodwill Amortisation | 1.12 | 8.47 | – |
| Extraord. Goodwill Amortisation Argentina | 0.00 | 15.00 | – |
| Provisions with regard to fixed assets | (0.59) | 2.37 | (124.7) |
| Other Adjustments | (48.36) | (48.97) | (1.2) |
| **Net Cash provided by Operating Activities** | **7.68** | **28.97** | **(73.5)** |
| | | | |
| Change in Working Capital | 19.07 | 25.21 | (24.4) |
| Net Capex | 63.22 | 116.30 | (45.6) |
| | | | |
| **Net Cash used in Investment Activities** | **82.29** | **141.51** | **(41.8)** |
| | | | |
| Equity Financing | 0.00 | 1.49 | – |
| Net Debt Financing | 0.00 | 0.00 | – |
| Dividend Payment | (5.87) | (1.96) | 200.0 |
| Other changes in Shareholders' Equity | 0.57 | 0.00 | – |
| **Net Cash provided by Financing Activities** | **(5.30)** | **(0.47)** | **–** |
| | | | |
| **Net Increase in Cash and Cash Equivalents** | **84.66** | **170.01** | **(50.2)** |

## XIV. CONSOLIDATED BALANCE SHEET

*Table 15: Consolidated Balance Sheet*

| Million € | 2003 September | 2002 December |
|---|---|---|
| Fixed Assets: | 97.08 | 113.98 |
| - Tangible Assets | 64.90 | 58.08 |
| - Intangible Assets | 4.72 | 5.73 |
| - Financial Investments | 27.46 | 50.18 |
| Goodwill on Amortisation | 19.37 | 26.83 |
| Accounts receivable | 51.51 | 47.12 |
| Stocks | 6.55 | 5.91 |
| Cash and Cash Equivalents* | 324.74 | 240.04 |
| Other Assets | 3.50 | 2.64 |
| **Total Assets** | **502.74** | **436.52** |
| | | |
| Shareholders Equity | 388.25 | 345.86 |
| Minority Shareholders | 1.06 | 1.10 |
| Provisions | 11.70 | 12.26 |
| Long-term Liabilities | 3.08 | 3.62 |
| Short-term Liabilities | 98.66 | 73.68 |
| **Total Debts** | **502.74** | **436.52** |

* *It includes. at December 2002 and September 2003, 32.97 million € SIMCAV (Investment Trust) investment*

## XV. OTHER RELEVANT ISSUES

The Board of Directors of Recoletos Grupo de Comunicación S.A. decided on November 5th, to call an Extraordinary Shareholders´ General Meeting to be held on December 17th 2003 in order to approve the following proposals for dividend distribution:

1. An extraordinary dividend, amounting to € 80,478,391 charged to
   a) Voluntary Reserves - amounting to €65,000,000 - and
   b) Share Premium Account – the remaining €15,478,391 - .
   This would represent a gross payment of € 0,6168 per share, that would be distributed on December 29th 2003.

2. An interim dividend of € 50,000,000 corresponding to financial year 2003. This would represent a gross payment of € 0,3832 per share, that would be distributed on December 29th 2003.

In case the Extraordinary Shareholders´ General Meeting approves the before mentioned proposals, Recoletos Grupo de Comunicación S.A. would proceed to distribute a gross amount of 1€ per share (as a result of adding the proposed extraordinary dividend and the amount charged to the dividend corresponding to the financial year 2003). The payment would take place on December 29th 2003, being the beneficiaries all shareholders that are registered as such at closure of the market on December 26th 2003.

Recoletos announced July 16th the acquisition of a 10% stake in the weekly general interest newspaper La Estrella de Papel. La Estrella de Papel was launched June 1st 2003 and founded by Pablo Sebastian, editor of the publication.

Recoletos announced July 21st 2003 the acquisition of a 49% stake in Last Lap, a company for the organisation of sport and leisure events. Last Lap has been incorporated to Recoletos sports division to enhance the Group´s strategy of offering a full range of products and services throughout the sports and leisure sector.

Recoletos agreed on March 2003 to sell to RCS Editori SpA its 30% stake in Unidad Editorial S.A. (Unedisa). The sale. valued at € 80.00 million including capital gains of € 46.89 million. was completed March 6th 2003.

## XVI. IMPACT OF DIFFERENCES IN EXCHANGE RATES WITH ARGENTINEAN CURRENCY

At September 2003, the exchange rates used for the conversion to euros have been the following:
- Profit and Loss account items, at the average exchange rate for the first nine months of the year: 3.32 Argentinean pesos/Euro.
- Balance Sheet items, at the official exchange rate at the end of June: 3.38 Argentinean pesos / Euro.

At September 2002 the exchange rates used were:
- the average exchange rate for the January-September period of 2.95 Argentinean pesos/Euro for the Profit and Loss items, and
- the September-end rate of 3.67 Argentinean pesos/Euro, for the Balance Sheet items.

Differences resulting from the application of this conversion method are recorded under "Differences on Currency Translation" within "Shareholder´s Equity" on the consolidated Balance Sheet.

## XVII. OPERATIONAL FIGURES

| OPERATING MAGNITUDES | 9M2003 | 9M2002 | %Var. |
|---|---|---|---|
| **SPORTS** | | | |
| Cumulated Marca copy sales | 390,460 | 381,110 | 2.5 |
| Cumulated Golf Digest copy sales | 14,293 | 13,577 | 5.3 |
| September page views of marca.com (´000) | 150,988 | 132,843 | 13.0 |
| **BUSINESS AND FINANCE** | | | |
| Cumulative Expansión copy sales | 45,274 | 48,019 | (5.7) |
| Cumulative Actualidad Económica copy sales | 20,859 | 20,402 | 2.2 |
| September page views of Expansióndirecto.com (´000) | 16,418 | 16,293 | 0.8 |
| September page views Expansiónyempleo.com (´000) | 1,642 | 1,867 | (12.0) |
| **WOMEN´S INTEREST** | | | |
| Cumulative. Copy sales Telva | 160,835 | 162,104 | (0.8) |
| September page views estarguapa.com (´000) | 6,830 | 3,852 | 77.3 |
| **MEDICAL AND YOUTH** | | | |
| September page views diario medico.com (´000) | 3,154 | 2,754 | 14.5 |
| September page views tuGueb.com (´000) | 1,773 | 2,348 | (24.5) |